Goldman Sachs Variable Insurance Trust

71 South Wacker Drive

Chicago, Illinois 60606

June 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust

Goldman Sachs Buffered S&P 500 Fund – January, Goldman Sachs Buffered S&P 500 Fund – April, Goldman Sachs Buffered S&P 500 Fund – July, and Goldman Sachs Buffered S&P 500 Fund – October - Registration Statement on Form N-1A

SEC File No. 333-35883

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Variable Insurance Trust (the “Registrant”) respectfully requests withdrawal of the following Post-Effective Amendments:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
75	8/20/2021	485APOS	0001193125-21-252629
76	11/02/2021	485BXT	0001193125-21-316706
77	12/01/2021	485BXT	0001193125-21-345420
78	12/16/2021	485BXT	0001193125-21-359263
79	12/27/2021	485BXT	0001193125-21-367067
80	1/06/2022	485BXT	0001193125-22-003620
81	1/18/2022	485BXT	0001193125-22-011372
82	1/24/2022	485BXT	0001193125-22-016118
83	1/31/2022	485BXT	0001193125-22-023428
84	2/07/2022	485BXT	0001193125-22-029566
86	2/28/2022	485BXT	0001193125-22-056976
87	3/29/2022	485BXT	0001193125-22-087893
88	4/27/2022	485BXT	0001193125-22-123295
90	5/26/2022	485BXT	0001193125-22-160918

These Post-Effective Amendments relates to new series of the Registrant, Goldman Sachs Buffered S&P 500 Fund – January, Goldman Sachs Buffered S&P 500 Fund – April, Goldman Sachs Buffered S&P 500 Fund – July, and Goldman Sachs Buffered S&P 500 Fund – October. No securities have been sold in connection with these Post-Effective Amendments, which have not become effective. The Registrant has determined that it has no plans to proceed with the offering of these series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Shayna Gilmore of Dechert LLP, at (202) 261-3362.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary